UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

E-Home Household Service Holdings Limited (the “Company”) held an extraordinary general meeting of the Company at 10:00 a.m. on September 16, 2024, local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China (the “Meeting”). At the Meeting, the shareholders of the Company approved resolutions that would result in (i) the increase of the authorized share capital of the Company from (a) US$100,020,000 divided into (x) 100,000,000 shares designated as ordinary shares with a par value of US$1 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share, to (b) US$1,000,020,000 divided into (x) 1,000,000,000 shares designated as ordinary shares with a  par value of US$1 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share (the “Share Capital Increase”); (ii) a share consolidation of the Company’s issued and unissued ordinary shares (the “Ordinary Shares”) at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-ten (10) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”). At the Meeting, the shareholders of the Company also approved and authorized the Board to round up any fractions of Ordinary Shares issued to or registered in the name of such shareholders of the Company in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion. In addition, the shareholders approved at the Meeting the fourth amended and restated memorandum and articles of association of the Company to reflect the Share Capital Increase.

On September 16, 2024, the Board determined the ratio for Share Consolidation to be one (1)- for ten -(10) and to round up any fractions of the issued consolidated shares resulting from the Share Consolidation. The Company’s ordinary shares will begin to trade on the NASDAQ Stock Market on the post-consolidation basis under the symbol “EJH” on September 24, 2024. The new CUSIP number for the Company’s ordinary shares post-consolidation is G2952X146. The Share Consolidation is primarily being effectuated to comply with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum bid price per share of the Company’s ordinary shares.

The Company's shareholders will receive one post-consolidation ordinary share for every ten pre-consolidation ordinary shares held by them. Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights of the holders of ordinary shares will be substantially unaffected by the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, and all such fractional shares will be round up to the nearest whole number of shares following or as a result of the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2024

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer